Exhibit 4.4

BROOKFIELD INFRASTRUCTURE L.P.

ELEVENTH AMENDMENT TO THE
AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Amended and Restated Limited Partnership Agreement dated as of February 16, 2018 (the “Agreement”) of Brookfield Infrastructure L.P. (the “Partnership”) is made as of May 16, 2025 (the “Effective Date”), by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, on March 12, 2015, the limited partnership agreement of the Partnership was amended to allow for preferred limited partnership interests in the Partnership and to create the Class A Preferred Limited Partnership Units;

AND WHEREAS, the Managing General Partner desires to amend the Agreement to create an additional series of Class A Preferred Limited Partnership Units having the rights and restrictions set out in Part XIX of Schedule A to this Amendment;

AND WHEREAS, pursuant to Section 18.1 of the Agreement, subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, the Managing General Partner (pursuant to its powers of attorney from the Special General Partner or any Partner and the Limited Partners), without the approval of any Limited Partner, may amend any provision of the Agreement to reflect certain changes, including, as provided for in Section 18.1.6 of the Agreement, an amendment that the Managing General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of Partnership Interests;

AND WHEREAS, the Managing General Partner desires to amend the Agreement as set out herein;

NOW THEREFORE,

1.	Section 1.1.3 of the Agreement is hereby deleted in its entirety and replaced with the following:

“Agreement” means this Amended and Restated Limited Partnership Agreement of the Partnership, as amended by the First Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of September 12, 2018, the Second Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of August 1, 2019, the Third Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of February 27, 2020, the Fourth Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of March 31, 2020, the Fifth Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of September 21, 2020, the Sixth Amendment to the Amended and Restated Limited Partnership Agreement of the Partnership dated as of January 21, 2021, the Seventh Amendment to the Amended and Restated Limited Partnership Agreement dated as of May 24, 2021, the Eighth Amendment to the Amended and Restated Limited Partnership Agreement dated as of June 10, 2022, the Ninth Amendment to the Amended and Restated Limited Partnership Agreement dated as of May 31, 2024, the Tenth Amendment to the Amended and Restated Limited Partnership Agreement dated as of November 29, 2024 and the Eleventh Amendment to the Amended and Restated Limited Partnership Agreement dated as of May 16, 2025;

2.	Schedule A of the Agreement is hereby amended by adding Part XIX of Schedule A to this Amendment as Part XIX of Schedule A of the Agreement.

3.	This Amendment shall be effective as of the Effective Date.

4.	This Amendment shall be governed by and construed in accordance with the laws of Bermuda.

5.	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

6.	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

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IN WITNESS WHEREOF, the Managing General Partner has executed this Amendment as of the Effective Date.

MANAGING GENERAL PARTNER: BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ James Bodi
	Name:	James Bodi
	Title:	Vice President

[Eleventh Amendment to BILP A&R LPA]

SCHEDULE A

PART XIX

Number and Designation of and Rights, Privileges, Restrictions and Conditions
Attaching to the Class A Preferred Limited Partnership Units, Series 18

The eighteenth series of Class A Preferred Limited Partnership Units of the Partnership shall consist of preferred limited partnership interests designated as Class A Preferred Limited Partnership Units, Series 18 (the “Series 18 Units”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Limited Partnership Units as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.	Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

“Arrears” means, with respect to the Series 18 Distributions, the full cumulative Series 18 Distributions through the most recent Series 18 Distribution Payment Date that have not been paid on all Outstanding Series 18 Units.

“Assignee” means a Person to whom one or more Partnership Interests have been transferred in a manner permitted under this Agreement.

“Automatic Exchange Event” means the occurrence of any of: (i) the making by the Note Issuer of a general assignment for the benefit of its creditors or a proposal (or the filing of a notice of its intention to do so) under the Bankruptcy and Insolvency Act (Canada); (ii) any proceeding instituted by the Note Issuer and/or BIP seeking to adjudicate them as bankrupt (including any voluntary assignment in bankruptcy) or insolvent or, where the Note Issuer and/or BIP are insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, compromise, adjustment, protection, relief or composition of their debts under any law relating to bankruptcy or insolvency in Canada or Bermuda (as applicable), or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Note Issuer and/or BIP or in respect of all or any substantial part of their property and assets in circumstances where the Note Issuer and/or BIP are adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent; (iii) a receiver, interim receiver, trustee or other similar official is appointed over the Note Issuer and/or BIP or for all or substantially all of their property and assets by a court of competent jurisdiction in circumstances where the Note Issuer and/or BIP are adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent under any law relating to bankruptcy or insolvency in Canada or Bermuda (as applicable); or (iv) any proceeding is instituted against the Note Issuer and/or BIP seeking to adjudicate them as bankrupt (including any voluntary assignment in bankruptcy) or insolvent, or where the Note Issuer and/or BIP are insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, compromise, adjustment, protection, relief or composition of their debts under any law relating to bankruptcy or insolvency in Canada or Bermuda (as applicable), or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Note Issuer and/or BIP or in respect of all or any substantial part of their property and assets in circumstances where the Note Issuer and/or BIP are adjudged as bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada or Bermuda (as applicable), and in any such case, such proceeding has not been stayed or dismissed within 60 days of the institution of any such proceeding or the actions sought in such proceedings occur (including the entry of an order for relief against the Note Issuer and/or BIP or the appointment of a receiver, interim receiver, trustee, or other similar official for them or for all or substantially all of their property and assets).

“BIP” means Brookfield Infrastructure Partners L.P.

“BIP Series 18 Additional Amounts” means “Additional Amounts” as defined in the BIP Partnership Agreement.

“BIP Series 18 Change in Tax Law” shall have the meaning given to it in Schedule A to Part XIX of that certain Eighth Amendment to the Amended and Restated Limited Partnership Agreement of BIP, dated as of the date hereof.

“BIP General Partner” means Brookfield Infrastructure Partners Limited.

“BIP Series 18 Units” means BIP’s Class A Preferred Limited Partnership Units, Series 18.

“BIP Series 18 Successor Entity” means a “Successor Entity” as defined in the BIP Partnership Agreement.

“Business Day” means a day other than (i) a Saturday or Sunday, or (ii) a day on which banks in the Province of Alberta or the Province of Ontario are authorized or obligated by law or executive order to remain closed.

“Note Issuer” means Brookfield Infrastructure Finance ULC, an unlimited liability company organized under the laws of the Province of Alberta, Canada.

“Notes” means the 5.598% fixed-to-fixed reset rate subordinated notes due September 1, 2055 issued by the Note Issuer and guaranteed, on a subordinated basis, by BIP, the Partnership, BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure LLC and BIPC Holdings Inc.

“Series 18 Distribution Payment Date” means each March 1 and September 1 following the Series 18 Original Issue Date; provided however, that if any Series 18 Distribution Payment Date would otherwise occur on a day that is not a Business Day, such Series 18 Distribution Payment Date shall instead be on the immediately succeeding Business Day without the accrual of additional distributions.

“Series 18 Distribution Period” means a period of time from and including the preceding Series 18 Distribution Payment Date to, but excluding, the next Series 18 Distribution Payment Date for such Series 18 Distribution Period (other than the initial Series 18 Distribution Period, which means a period of time from and including the Series 18 Original Issue Date to, but excluding, the first Series 18 Distribution Payment Date thereafter).

“Series 18 Distribution Rate” means the distribution rate payable on the Series 18 Units from time to time, being the same rate as the interest rate which would have accrued on the Notes at any such time if such Notes had not been automatically converted into Series 18 Units upon an Automatic Exchange Event, and had remained outstanding.

“Series 18 Distribution Record Date” has the meaning given to such term in Section 2(B)(b)(iii) to this Part XIX of Schedule A.

“Series 18 Distributions” means distributions with respect to Series 18 Units pursuant to Section 2(B)(b) to this Part XIX of Schedule A.

“Series 18 Holder” means a Record Holder of Series 18 Units.

“Series 18 Liquidation Preference” means a liquidation preference for each Series 18 Unit equal to C$1,000 per unit (subject to adjustment for any splits, combinations or similar adjustments to the Series 18 Units).

“Series 18 Original Issue Date” means the day upon which the BIP Series 18 Units are issued.

“Series 18 Units” has the meaning given to such term in the preamble to this Part XIX of Schedule A.

“Series 18 Redemption Date” has the meaning given such term in Section 2(B)(d)(i) to this Part XIX of Schedule A.

“Series 18 Redemption Price” has the meaning given such term in Section 2(B)(d)(i) to this Part XIX of Schedule A.

2.	Terms of Series 18 Units.

A.	General. Each Series 18 Unit shall be identical in all respects to every other Series 18 Unit, except as to the respective dates from which the Series 18 Liquidation Preference shall increase or from which Series 18 Distributions may begin accruing, to the extent such dates may differ. The Series 18 Units represent perpetual interests in the Partnership and shall not give rise to a claim by the Partnership or a Series 18 Holder for conversion or, except as set forth in Section 2(B)(d) to this Part XIX of Schedule A, redemption thereof at a particular date.

B.	Rights of Series 18 Units. The Series 18 Units shall have the following rights, preferences and privileges and shall be subject to the following duties and obligations:

a.	Series 18 Units.

i.	The authorized number of Series 18 Units shall be unlimited. Series 18 Units that are purchased or otherwise acquired by the Partnership shall be cancelled.

ii.	The Series 18 Units shall be represented by one or more Certificates (or in book entry) on the books and records of the Partnership in the name of the Series 18 Holder.

b.	Distributions.

i.	Distributions on each Outstanding Series 18 Unit shall be cumulative and shall accrue at the applicable Series 18 Distribution Rate from and including the Series 18 Original Issue Date (or, for any subsequently issued and newly Outstanding Series 18 Units, from and including the Series 18 Distribution Payment Date immediately preceding the issue date of such Series 18 Units) until such time as the Partnership pays the Series 18 Distribution or redeems such Series 18 Unit in accordance with Section 2(B)(d) to this Part XIX of Schedule A, whether or not such Series 18 Distributions shall have been declared. Series 18 Holders shall be entitled to receive Series 18 Distributions from time to time out of any assets of the Partnership legally available for the payment of distributions at the Series 18 Distribution Rate per Series 18 Unit when, as, and, if declared by the Managing General Partner. Series 18 Distributions, to the extent declared by the Managing General Partner to be paid by the Partnership in accordance with this Section 2(B)(b) to this Part XIX of Schedule A, shall be paid, in Arrears, on each Series 18 Distribution Payment Date. Series 18 Distributions shall accrue in each Series 18 Distribution Period, provided that distributions shall accrue on accrued but unpaid Series 18 Distributions at the Series 18 Distribution Rate. If any Series 18 Distribution Payment Date otherwise would occur on a date that is not a Business Day, declared Series 18 Distributions shall be paid on the immediately succeeding Business Day without the accrual of additional distributions. Series 18 Distributions for any Series 18 Distribution Period that is longer or shorter than a full semi-annual period shall be calculated based on the actual number of days elapsed in the applicable Series 18 Distribution Period and a 365 or 366 day year, as applicable. All Series 18 Distributions that are (1) accrued and unpaid or (2) payable by the Partnership pursuant to this Section 2(B)(b) or 2(B)(e) to this Part XIX of Schedule A shall be payable without regard to the income of the Partnership and shall be treated for U.S. federal income tax purposes as guaranteed payments for the use of capital under Section 707(c) of the Code, including for the purpose of determining Net Income and Net Loss and otherwise maintaining Capital Accounts, unless there is a change in Tax law or administrative practice that requires treatment other than as guaranteed payments for U.S. federal income tax purposes, as determined in the sole discretion of the Managing General Partner. For U.S. federal income tax purposes, the deduction attributable to any amount treated as a guaranteed payment shall be specially allocated to the Partners in a manner determined by the Managing General Partner in its sole discretion that is not inconsistent with the applicable provisions of the Code and Treasury Regulations. Such guaranteed payments with respect to any Series 18 Distribution Period shall be for the account of Series 18 Holders as of the applicable Series 18 Distribution Record Date, or as otherwise reasonably determined by the Managing General Partner.

ii.	[Intentionally Omitted]

iii.	Not later than 5:00 p.m., Toronto time, on each Series 18 Distribution Payment Date, the Partnership shall pay those Series 18 Distributions, if any, that shall have been declared by the Managing General Partner to Series 18 Holders on the Record Date for the applicable Series 18 Distribution. The Record Date (the “Series 18 Distribution Record Date”) for the payment of any Series 18 Distributions shall be the last business day of the calendar month prior to the applicable Series 18 Distribution Payment Date, or such other record date as may be fixed by the Managing General Partner in accordance with this Section 2 to this Part XIX of Schedule A. So long as any Series 18 Units are Outstanding, no distribution shall be declared or paid or set aside for payment on any Junior Securities (other than a distribution payable solely in Junior Securities) unless all accrued and unpaid Series 18 Distributions up to and including such distributions payable for the last completed Series 18 Distribution Period, and all accrued and unpaid distributions up to and including the distribution payable for the last completed period for which distributions were payable on all Parity Securities, have been declared and paid or set apart for payment; provided, however, notwithstanding anything to the contrary in this Section 2(B)(b)(iii) to this Part XIX of Schedule A, if a distribution period with respect to a class of Junior Securities or Parity Securities is shorter than the Series 18 Distribution Period, the Managing General Partner may declare and pay regular distributions with respect to such Junior Securities or Parity Securities, so long as, at the time of declaration of such distribution, (i) there are no Series 18 Distributions in Arrears, and (ii) the Managing General Partner expects to have sufficient funds to pay the full distribution in respect of the Series 18 Units on the next successive Series 18 Distribution Payment Date. Accrued Series 18 Distributions in Arrears for any past Series 18 Distribution Period may be declared by the Managing General Partner and paid on any date fixed by the Managing General Partner, whether or not a Series 18 Distribution Payment Date, to Series 18 Holders on the Record Date for such payment, which may not be less than 10 days before such payment date. Subject to the next succeeding sentence, if all accrued Series 18 Distributions in Arrears on all Outstanding Series 18 Units and all accrued distributions in arrears on any Parity Securities shall not have been declared and paid, or if sufficient funds for the payment thereof shall not have been set apart, payment of accrued distributions in Arrears on the Series 18 Units and accrued distributions in arrears on any such Parity Securities shall be made in order of their respective distribution payment dates, commencing with the earliest distribution payment date. If less than all distributions payable with respect to all Series 18 Units and any other Parity Securities are to be paid for any distribution period, any partial payment shall be made pro rata with respect to the Series 18 Units and any such other Parity Securities entitled to a distribution payment at such time in proportion to the aggregate distribution amounts remaining due in respect of such Series 18 Units and such other Parity Securities, if any, at such time and apportioned equally among them in accordance with the relative amount to be paid or allocated to each group. For purposes of the preceding sentence, each distribution period for any series of Parity Securities that ends on a date other than March 1 or September 1 of any year shall be deemed the same distribution period as the distribution period for Parity Securities that ends on March 1 or September 1, respectively, of such year. Subject to Sections 17.4 of this Agreement and Section 2(B)(f) to this Part XIX of Schedule A, Series 18 Holders shall not be entitled to any distribution, whether payable in cash, property or Partnership Interests, in excess of full cumulative Series 18 Distributions. Except insofar as distributions accrue on the amount of any accrued and unpaid Series 18 Distributions as described in Section 2(B)(b)(i) to this Part XIX of Schedule A, no interest or sum of money in lieu of interest shall be payable in respect of any distribution payment which may be in Arrears on the Series 18 Units. Declared Series 18 Distributions shall be paid to the Series 18 Holders in same-day funds on each Series 18 Distribution Payment Date or other distribution payment date in the case of payments for Series 18 Distributions in Arrears.

c.	Voting Rights.

i.	Notwithstanding anything to the contrary in this Agreement, the Series 18 Units shall not have any voting rights or rights to consent or approve any action or matter, except as set forth in Sections 5.4 and 6 of Part I of Schedule A to this Agreement, this Section 2(B)(c) to this Part XIX of Schedule A or as otherwise required by Bermuda law.

ii.	The rights, privileges, restrictions and conditions attached to the Series 18 Units may be added to, changed or removed but only with the approval of the holders of a majority of the Outstanding Series 18 Units, given as hereinafter specified.

iii.	The approval of the holders of the Series 18 Units as a series in respect of any matter requiring the consent of the holders of the Series 18 Units as a series may be given in such manner as may then be required by Law, subject to a minimum requirement that such approval be passed by the requisite affirmative vote of the votes cast at a meeting of the holders of Series 18 Units as a series duly called and held for that purpose in accordance with Article 18 of this Agreement or given by resolution signed by holders of Series 18 Units as a series in accordance with Article 18 of this Agreement.

iv.	Each Series 18 Unit shall entitle the holder thereof to one vote for the purposes of any approval at a meeting of the holders of the Series 18 Units or by written consent.

d.	Optional Redemption.

i.	The Partnership shall have the right to redeem the Series 18 Units (i) at any time from June 3, 2030 and ending on and including September 1, 2030, in whole or in part, (ii) after September 1, 2030, on any Series 18 Distribution Payment Date, in whole or in part, or (iii) if BIP redeems the BIP Series 18 Units following a BIP Series 18 Change in Tax Law where, in BIP’s reasonable determination, a substantial probability that BIP or any BIP Series 18 Successor Entity would become obligated to pay any BIP Series 18 Additional Amounts on the next succeeding distribution payment date with respect to the BIP Series 18 Units and the payment of those BIP Series 18 Additional Amounts cannot be avoided by the use of any reasonable measures available to BIP or any BIP Series 18 Successor Entity, in whole but not in part, using any source of funds legally available for such purpose. Any such redemption shall occur on a date set by the Managing General Partner (the “Series 18 Redemption Date”). The Partnership shall effect any such redemption by paying cash for each Series 18 Unit to be redeemed equal to 100%, of the Series 18 Liquidation Preference for such Series 18 Unit on such Series 18 Redemption Date plus an amount equal to all unpaid Series 18 Distributions thereon from the Series 18 Original Issue Date to, but excluding, the Series 18 Redemption Date (whether or not such distributions shall have been declared) (the “Series 18 Redemption Price”). The Series 18 Redemption Price shall be paid by the Partnership to the Series 18 Holders on the Series 18 Redemption Date.

ii.	The Partnership shall give notice of any redemption not less than 30 days and not more than 60 days before the scheduled Series 18 Redemption Date to the Series 18 Holders (as of 5:00 p.m. Toronto time on the Business Day next preceding the day on which notice is given) of any Series 18 Units to be redeemed as such Series 18 Holders’ names appear on the books of the Partnership and at the address of such Series 18 Holders shown therein. Such notice shall state any conditions precedent to redemption; in addition, if such redemption or notice of redemption is subject to satisfaction of one or more conditions precedent, such notice of redemption shall state that, in the Partnership’s discretion, the Series 18 Redemption Date may be delayed until such time as any or all such conditions precedent shall be satisfied or waived, and a new Series 18 Redemption Date will be set by the Partnership in accordance with applicable depositary or trustee procedures, or such redemption may not occur and such notice of redemption may be rescinded in the event that any or all such conditions precedent shall not have been satisfied or waived by the Series 18 Redemption Date, or by the Series 18 Redemption Date as so delayed, or such notice may be rescinded at any time if in the good faith judgement of the Partnership any or all of such conditions will not be satisfied or waived.

iii.	If the Partnership elects to redeem less than all of the Outstanding Series 18 Units in the event of an optional redemption on or after June 3, 2030, the number of Series 18 Units to be redeemed shall be determined by the Managing General Partner, and such Series 18 Units shall be redeemed by such method of selection as the Managing General Partner shall determine, either apportioned equally among all Series 18 Holders in accordance with the relative number or percentage of Series 18 Units held by each such Series 18 Holder or by lot, with adjustments to avoid redemption of fractional Series 18 Units. The aggregate Series 18 Redemption Price for any such partial redemption of the Outstanding Series 18 Units shall be allocated correspondingly among the redeemed Series 18 Units. The Series 18 Units not redeemed shall remain Outstanding and entitled to all the rights, preferences and duties provided in this Section 2 to this Part XIX of Schedule A.

iv.	No later than 10:00 a.m. Toronto time on the Series 18 Redemption Date, the Partnership shall pay or cause to be paid to the Series 18 Holders immediately available funds sufficient to pay the Series 18 Redemption Price to each Series 18 Holder whose Series 18 Units are to be redeemed upon surrender or deemed surrender of the Certificates (or book entry position) therefor.

v.	Any Series 18 Units that are redeemed or otherwise acquired by the Partnership shall be cancelled. If only a portion of the Series 18 Units represented by a Certificate shall have been called for redemption, upon surrender of the Certificate to the Partnership, the Partnership shall issue and deliver to the Series 18 Holders a new Certificate (or adjust the applicable book-entry account) representing the number of Series 18 Units represented by the surrendered Certificate that have not been called for redemption.

vi.	Notwithstanding anything to the contrary in this Section 2 to this Part XIX of Schedule A, unless all accrued and unpaid Series 18 Distributions up to and including the distribution payable for the last completed Series 18 Distribution Period, and all accrued and unpaid distributions up to and including the distribution payable for the last completed period for which distributions were payable on all Parity Securities, have been declared and paid or set apart for payment, the Partnership shall not be permitted to repurchase, redeem or otherwise acquire, in whole or in part, any Series 18 Units or Parity Securities, except pursuant to a purchase or exchange offer made on the same relative terms to all Series 18 Holders and holders of any Parity Securities. So long as any Series 18 Units are Outstanding, except out of the net cash proceeds of a substantially concurrent issue of Junior Securities, unless all accrued and unpaid Series 18 Distributions up to and including the distribution payable for the last completed Series 18 Distribution Period, and all accrued and unpaid distributions up to and including the distribution payable for the last completed period for which distributions were payable on all Parity Securities, have been declared and paid or set apart for payment, the Partnership shall not be permitted to redeem, repurchase or otherwise acquire any Equity Units or any other Junior Securities.

e.     Payment of Additional Amounts. If BIP shall be required, pursuant to Section 2(C)(e) of Part XIX of Schedule A of the BIP Partnership Agreement to pay additional amounts to holders of the BIP Series 18 Units, the Partnership shall pay to the Series 18 Holders such additional amounts as distributions on the Series 18 Units as may be necessary such that the additional amounts paid as distributions by the Partnership shall equal the additional amounts paid by BIP pursuant to 2(C)(e) of Part XIX of Schedule A of the BIP Partnership Agreement.

f.      Liquidation Rights. In the event of the liquidation, dissolution or winding-up of the Partnership, whether voluntary or involuntary, unless the Partnership is continued under the election to reconstitute and continue the Partnership pursuant to Section 17.3 of the Agreement, the Series 18 Holders shall be entitled to receive the Series 18 Liquidation Preference per Series 18 Unit held by them, together with all accrued (whether or not declared) and unpaid Series 18 Distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership), before any amounts shall be paid or any assets of the Partnership distributed to the holders of any Junior Securities. Upon payment of such amounts, the Series 18 Holders shall not be entitled to share in any further distribution of the assets of the Partnership.

g.      No Sinking Fund. The Series 18 Units shall not have the benefit of any sinking fund.

h.      Record Holders. To the fullest extent permitted by applicable law, the Managing General Partner and the Partnership may deem and treat any Series 18 Holder as the true, lawful, and absolute owner of the applicable Series 18 Units for all purposes, and neither the Managing General Partner nor the Partnership shall be affected by any notice to the contrary, except as otherwise provided by law.

i.      Fractional Units. The Series 18 Units may be issued in whole or in fractional units. Each fractional Series 18 Unit shall carry and be subject to the rights, privileges, restrictions and conditions (including voting rights and distribution rights) of the Series 18 Units in proportion to the applicable fractions.

j.      Other Rights; Fiduciary Duties. The Series 18 Units and the Series 18 Holders shall not have any designations, preferences, rights, powers, guarantees or duties, other than as set forth in this Agreement or as provided by applicable law. Notwithstanding anything to the contrary in this Agreement or any duty existing at law, in equity or otherwise, to the fullest extent permitted by applicable law, neither the Managing General Partner nor any other Indemnified Party shall owe any duties, including fiduciary duties, or have any liabilities to Series 18 Holders, other than the Managing General Partner’s duty to act at all times in good faith.